EXHIBIT 4.19

DESCRIPTION OF VIRGINIA ELECTRIC AND POWER COMPANY

COMMON STOCK

The following description of Virginia Electric and Power Company’s common stock, which is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, is a summary and is qualified in its entirety by reference to its articles of incorporation and bylaws, which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part. You are encouraged to read Virginia Electric and Power Company’s articles of incorporation and bylaws, as well as applicable provisions of the Virginia Stock Corporation Act, for more information.

Authorized Shares

Virginia Electric and Power Company (“Virginia Power”) is authorized to issue 500,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock. Virginia Power’s parent, Dominion Energy, Inc. (“Dominion Energy”), currently holds all 274,723 outstanding shares of Virginia Power’s common stock. There are currently no shares of preferred stock outstanding. However, Virginia Power’s board can, without approval of the holders of the common stock, issue one or more series of preferred stock with such rights, preferences and limitations as are determined and set by the board.

Dividends

Dividends on the common stock are payable at the direction of Virginia Power’s board of directors so long as dividends on any outstanding preferred stock with respect to all past dividend periods and the then-current period have been paid in full or declared and set apart for payment and all mandatory sinking fund payments due with respect to any outstanding series of preferred stock have been made. Because Virginia Power is a Virginia public service company, the Virginia State Corporation Commission may prohibit Virginia Power from declaring or paying a dividend to an affiliate if found to be inconsistent with the public interest. In addition, Virginia Power may from time to time enter into certain agreements that could restrict its ability to pay dividends.

Voting Rights

Holders of the common stock are entitled to one vote per share on all matters on which such holders may vote. Unless otherwise provided under Virginia Power’s articles of incorporation or under Virginia law, action on any such matters shall be approved if the votes cast approving the matter exceed the votes cast opposing the matter at a meeting at which a quorum is present, with a quorum being a majority of the shares outstanding. Subject to the accrual of voting rights to the preferred stock in the event of a default on the payment of dividends on any of the then-outstanding preferred stock, holders of the common stock have the sole and full power to vote for the election of Virginia Power’s directors. Directors are elected on an annual basis by a plurality vote of the common shares and may be removed by a majority vote of the holders of the common stock, subject, in each case, to the accrual of voting rights to the preferred stock noted above.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of Virginia Power, holders of the common stock are entitled to share ratably in the distribution of those assets, or proceeds from the sale thereof, remaining after the full preferential amounts to which any holders of preferred stock are entitled have been paid or set aside for payment.

Preemptive and Other Rights

Holders of the common stock do not have preemptive rights or redemption or conversion rights. Shares of common stock are not subject to any further calls or assessments and are not entitled to the benefit of any sinking fund provision.